TOYOTA MOTOR CREDIT CORPORATION

19001 South Western Avenue
P.O. Box 2958
Torrance, CA 90509-2958

August 8, 2013

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:	Toyota Motor Credit Corporation Toyota Auto Finance Receivables LLC Registration Statement on Form S-3/A File No. 333-188672 and -01 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, each of Toyota Motor Credit Corporation and Toyota Auto Finance Receivables LLC (each, a “Registrant”) hereby requests that the effective date for the above-referenced Registration Statement be accelerated to, and that such Registration Statement be declared effective on, Monday, August 12, 2013, by 5:30 p.m. Eastern Standard Time, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of the Registration Statement, the Registrants acknowledge that (1) the disclosure in the filing is the responsibility of the Registrants, (2) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (3) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing, and (4) the Registrants may not assert Staff comments or this action as defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

Very Truly Yours, Toyota Motor Credit Corporation

By: /s/ Wei Shi
Name:	Wei Shi
Title:	Vice President - Treasury, Finance & Analytics

Toyota Auto Finance Receivables LLC
By: /s/ Wei Shi
Name:	Wei Shi
Title:	President